Filed by Fairmount Santrol Holdings Inc.
Commission File No. 001-36670
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Fairmount Santrol Holdings Inc.
Commission File No. 001-36670

FMSA / UNIMIN MERGER FAQs

1.	What was announced today?

•	Today, we announced a definitive agreement to combine with Unimin.

•	The new company will combine the two companies’ strong product portfolios and complementary geographic footprints to create a leader in proppant and industrial materials solutions.

2.	Who is Unimin?

•	Unimin, which is a wholly owned subsidiary of Sibelco, is headquartered in New Canaan, CT, and is one of the world’s largest producers of high purity sand and low-iron nepheline syenite used in the oil & gas, glass, construction, ceramics, coatings, polymers and foundry markets. It is also a leading producer of sand proppant for oil and natural gas stimulation and recovery.

•	It has operations throughout the United States, Canada and Mexico and more than 2,400 employees.

3.	What were the drivers and benefits of doing this?

•	Strategically, the merger of these two organizations creates a North American leader in proppant and industrial materials solutions across all market segments, including: Oil & Gas, Foundry, Glass, Ceramics, Building Products, Filtration, Coatings & Polymers, Coated Proppants and Raw Frac Sand.

•	Our customers benefit as they will have a single-source supplier, with a broader and more diverse product offering, greater technical expertise, improved scale and geographic diversity, and an expanded logistics platform.

•	Each of our customers is being contacted to create awareness of the pending merger and to assure them that there will be no disruption in the level of quality and service they have come to expect from Fairmount Santrol.

•	From a financial perspective, the new organization will have a strong capital structure, backed by diverse cash flow streams, which will position it to make strategic growth investments and further enhance returns for shareholders.

4.	What does this mean for me?

•	While this announcement is an important milestone, it is still very early in this process to know all of the details.

•	This is a transaction about growth and we expect that together there will be enhanced benefits and growth opportunities for both companies’ employees, and other stakeholders, that neither company could achieve alone.

•	The transaction is expected to close in mid-2018. In the meantime, today’s announcement should have no immediate impact on your day-to-day responsibilities.

•	It is essential that we continue business as usual from now until the close of the transaction.

5.	Will there be any changes to family member compensation, benefits and plans?

•	Our compensation and benefit programs will remain intact through the transition period, but there is the potential that there could be changes after the transaction is completed.

•	As the organizations begin the merger process, they will complete a comprehensive review of all benefit resources and identify opportunities to leverage the best of the best from each of the former organizations, as well as to identify possible new benefit offerings that align with the scale of the new organization.

•	The intent is to find the best of each organization and we’re determined to continue to champion our family members.

6.	Where will the combined company be headquartered and who will lead it?

•	The location of the combined entity’s headquarters will be determined prior to closing, and the combined company will maintain regional offices around the world in order to leverage both companies’ significant regional operating presence, strong partnerships and talented employee bases.

•	Jenniffer will serve as CEO of the new company, and the rest of the Executive Leadership Team and the Board of Directors of the combined company will comprise leaders from both former organizations.

7.	What will be the name of the combined company? Where will the combined company be listed?

•	While this announcement is an important milestone, it is still too early in this process to know all of the details.

•	The name of the combined company will be determined before the closing of the transaction.

•	Concurrent with closing, the newly created company will list its shares on the New York Stock Exchange and Fairmount will be delisted from the New York Stock Exchange.

•	We will continue to update you regularly with additional information as we move forward.

8.	Do you anticipate any layoffs following the transaction?

•	Remember that we’re doing this merger because we truly believe that this creates an organization with significant potential for growth, so cutting back is not our intent. That said, it is possible that at some point there will be redundancies.

•	We recognize that job security and compensation are on the minds of our family members and we are committed to keeping you informed as we move through this process.

9.	What are the similarities between Fairmount’s and Unimin’s cultures?

•	Both companies have a long-standing commitment to the principles of sustainable development with a focus on long-term value creation.

•	Both organizations have highly professional workforces, dedicated to providing customers with unmatched service and expertise.

•	Our companies also have a mutual commitment to innovation, operational excellence, and social and environmental responsibility.

10.	How will the current strategy and business plan of Fairmount Santrol change as a result of this merger?

•	In terms of business plan and strategy, the overall strategy identified by Fairmount Santrol changes very little. In fact, the combined capabilities available through the creation of the new company aid and accelerate the business growth strategy.

•	Specifically, the strategic goal of doubling our Industrial & Recreational business can be realized as a result of the combined capabilities of the new company.

11.	When will the transaction be completed and what can family members expect between now and then? Will my roles and responsibilities change?

•	The transaction is expected to close in mid-2018, subject to the approval of Fairmount shareholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

•	Until that time, we will operate as a separate, standalone company. Today’s announcement will have no impact on your day-to-day responsibilities and it remains business as usual.

•	We are counting on you to continue to maintain your focus on performance and safety and to deliver the exceptional products and excellent service our customers have come to expect from us.

12.	Who is Sibelco and what role will it play in the integration process and in the management of the new organization?

•	Sibelco is a leading global producer of industrial minerals with operations in more than 40 countries.

•	Unimin has been a wholly owned subsidiary of Sibelco since 1973. Through this merger, Sibelco will support the new company through its leading technologies and its experience in the successful management of industrial mining companies.

•	The global presence of Sibelco also affords the opportunity for the new company to pursue potential global growth opportunities that align with the organization’s business growth strategies.

13.	How will the integration process of Fairmount and Unimin be managed?

•	Over the coming months, we expect to build an integration planning team, led by members of the senior management of both companies.

•	The integration team will work to address how we can best bring our companies together and capitalize on the strengths and talent across each organization.

14.	What happens to the Fairmount stock that I own?

•	Fairmount Santrol shareholders, including equity award holders, will own 35% of the new company when it publicly lists on the New York Stock Exchange at the close of the transaction. This means your current FMSA shares will convert into shares of the new company when the transaction is complete.

•	As shareholders, you will also have the ability to benefit from the upside potential of the new company through the ownership structure.

•	Further as part of the transaction, the Company has received a $170 million cash payment which will be distributed to shareholders and also Family Members who may participate in our benefit plans.

15.	How will this combination benefit customers? What should I tell customers?

•	Communications with our customers is being handled separately by our sales leadership team.

•	If you are contacted by customers or other external parties regarding this transaction, it is important that we speak with one voice.

•	If you receive an inquiry from the media or members of the investment community, please refrain from commenting and direct the call to Indrani Egleston at 440-214-3219 or Matt Schlarb at 440-214-3284.

•	If you receive an inquiry from a customer or vendor, please do not comment directly about the transaction and direct the inquiry to your manager.

16.	What should I say if I’m asked about this transaction by the media or any other external parties?

•	This announcement will likely lead to increased interest in Fairmount, and it is important we speak with one voice.

•	If you receive an inquiry from the media or members of the investment community, please refrain from commenting and direct the call to Indrani Egleston at 440-214-3219 or Matt Schlarb at 440-214-3284.

•	Additionally, if you have any questions, please do not hesitate to reach out to your manager.

17.	Because there are still many unanswered questions, how and where can I find updated information on the merger as it progresses?

•	In addition to the exciting possibilities that emerge as a result of this merger, we know this also creates a level of uncertainty among many of our employees. We understand that and it’s natural. Our commitment is to communicate with our family members, consistently and often, with updates related to the progress of the merger.

•	You can expect that information will be shared with you efficiently through multiple mediums, including phone conference, email, webinars and live communications conducted by our leadership teams.

•	We envision the use of a Sharepoint portal as a central repository for information related to merger progress. In the near future, additional details will be shared that outline how and where to access the Sharepoint resources.

Forward-Looking Statements

Certain statements contained in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the results described in this communication will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include: changes in prevailing economic conditions, including continuing pressure on and fluctuations in demand for, and pricing of, our products; loss of, or reduction in business from the Company’s largest customers or their failure to pay the Company; possible adverse effects of being leveraged, including interest rate, event of default or refinancing risks, as well as potentially limiting the Company’s ability to invest in certain market opportunities; the level of cash flows generated to provide adequate liquidity; our ability to successfully develop and market new products, including Propel SSP® and related products; our rights and ability to mine our property and our renewal or receipt of the required permits and approvals from government authorities and other third parties; our ability to implement and realize efficiencies from capacity expansion plans, facility reactivation and cost reduction initiatives within our time and budgetary parameters; increasing costs or a lack of dependability or availability of transportation services or infrastructure and geographic shifts in demand; changing legislative and regulatory initiatives relating to our business, including environmental, mining, health and safety, licensing, reclamation and other regulation relating to hydraulic fracturing (and changes in their enforcement and interpretation); silica-related health issues and corresponding litigation; seasonal and severe weather conditions; and other operating risks that are beyond our control.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Fairmount Santrol Holdings Inc.’s filings with the Securities and Exchange Commission (“SEC”). The risk factors and other factors noted in our filings with the SEC could cause our actual results to differ materially from those contained in any forward-looking statement.

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